Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217579
CARTER VALIDUS MISSION CRITICAL REIT II, INC.
SUPPLEMENT NO. 12 DATED JULY 9, 2018
TO THE PROSPECTUS DATED NOVEMBER 27, 2017
This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc., dated November 27, 2017, Supplement No. 2 dated January 16, 2018, Supplement No. 3 dated January 29, 2018, Supplement No. 4 dated February 21, 2018, Supplement No. 5 dated February 22, 2018, Supplement No. 6 dated March 9, 2018, Supplement No. 7 dated March 26, 2018, Supplement No. 8 dated April 10, 2018, Supplement No. 9 dated April 30, 2018, Supplement No. 10 dated May 24, 2018 and Supplement No. 11 dated June 12, 2018. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.
The purpose of this prospectus supplement is to describe the following:

(1)	the status of our follow-on offering of common stock;

(2)	recent individually immaterial real property acquisitions;

(3)	updates regarding our credit facility;

(4)	updates to the "Risk Factors" section of our prospectus; and

(5)	an update regarding volume discounts.
Status of the Offering
On November 27, 2017, our follow-on offering of up to $1,000,000,000 in shares of common stock was declared effective by the SEC (the "Offering"). As of July 3, 2018, we are offering shares of Class A common stock, Class I common stock and Class T2 common stock in the Offering. As of July 3, 2018, we had accepted investors' subscriptions for and issued approximately 2,169,000 shares of Class A common stock, 3,343,000 shares of Class I common stock, 1,320,000 shares of Class T common stock and 1,407,000 shares of Class T2 common stock in the Offering, resulting in receipt of gross proceeds of $22,105,000, $30,731,000, $12,850,000 and $13,664,000, respectively, for total gross proceeds raised of $79,350,000. As of July 3, 2018, we had approximately $920,650,000 in Class A shares, Class I shares and Class T2 shares of common stock remaining in the Offering.
We previously disclosed that we would offer the shares in the Offering for a period of 9-12 months following the effective date of this Registration Statement, unless our board of directors terminated the Offering at an earlier date or all shares being offered were sold, in which case the Offering would terminate. We plan to terminate the Offering on or about November 27, 2018, the date that is 12 months following the effective date of this Registration Statement; however, we reserve the right to terminate the Offering at any time prior to the stated termination date or if all shares being offered have been sold.
Description of Real Estate Investments
The following information replaces in its entirety the second full paragraph on page 14 of the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and on page 109 of the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:
As of July 9, 2018, on a portfolio level, we, through wholly-owned subsidiaries of our operating partnership, owned a combination of the fee simple interest and leasehold interest in 75 properties located in various states, consisting of approximately 5,455,000 gross rentable square feet of commercial space. As of July 9, 2018, our properties that are subject to net leases have a consolidated weighted average yield of 7.87%. As of July 9, 2018, our leases have average annual rent escalations of 2.17%.
Individually Immaterial Real Property Acquisitions
The following information replaces in its entirety the first sentence of the first full paragraph on page 110 of the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:
As of July 9, 2018, we purchased, since inception, 74 individually immaterial properties for an aggregate contract purchase price of approximately $1,544,431,000 plus closing costs, with total annualized base rent at acquisition of approximately $110,820,000.

The following table supplements, and should be read in conjunction with, the table beginning on page 111 contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:
The following table summarizes the two individually immaterial properties acquired since May 24, 2018 in order of acquisition date:

Property Description	Location	MSA	Date Acquired	Contract Purchase Price (2)	Property Taxes (3)	Fees Paid to Advisor (4)	Major Tenants (5)	Total Rentable Square Feet	% of Total Rentable Square Feet Leased to Major Tenants	% of Total Rentable Square Feet Leased	Lease Expiration for Major Tenants
Oceans Katy Behavioral Health Hospital	Katy, TX	Houston-The Woodlands-Sugar Land, TX	06/08/2018	$15,320,000	$167,737	$306,400	SRP Behavioral Hospital of Katy, LLC	34,296	100.00%	100.00%	04/30/2030
San Jose Data Center	San Jose, CA	San Jose-Sunnyvale-Santa Clara, CA	06/13/2018	$49,150,000	$474,343	$983,000	AT&T Corporation	76,410	100.00%	100.00%	08/31/2025

(1)	Our properties are located in the MSAs of their respective cities and as such may compete with other facilities for tenants if the current leases are not renewed.

(2)	Contract purchase price excludes acquisition fees and costs.

(3)	Represents real estate taxes for 2017.

(4)
Fees paid to our advisor include payments for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned "Management Compensation" beginning on page 84 of the prospectus.

(5)	Major tenants include those tenants who occupy greater than 10% of the rentable square feet of their respective property. We believe each of these tenants is creditworthy.
Credit Facility
The following information supplements, and should be read in conjunction with, the table on page 120 contained in the“Investment Objectives, Strategy and Policies—Entry into a Credit Facility” section of the prospectus:
The following table summarizes the properties in which the Operating Partnership has pledged a security interest since May 24, 2018, which serve as collateral for the KeyBank Credit Facility:

Property	Date Added	Pool Availability
Oceans Katy Behavioral Health Hospital	06/20/2018	$8,426,000
San Jose Data Center	06/20/2018	$27,032,500
The following information supersedes and replaces the second full paragraph on page 121 of the "Investment Objectives, Strategy and Policies - Entry into a Credit Facility" section of the prospectus:
As of July 9, 2018, the Operating Partnership had total pool availability under the KeyBank Credit Facility of $498,584,000. As of July 9, 2018, the aggregate outstanding principal balance under the KeyBank Credit Facility was $310,000,000 and a total of $188,584,000 remained available to be drawn.
Risk Factors
The following risk factor supersedes and replaces in its entirety the second risk factor of the "Risk Factors - Employee Benefit Plan, IRA, and Other Tax-Exempt Investor Risks" section beginning on page 54 of our prospectus:
The proposed SEC standard of conduct for investment professionals could impact our ability to raise capital.
On April 18, 2018, the SEC proposed “Regulation Best Interest,” a new standard of conduct for broker-dealers under the Securities Exchange Act of 1934, as amended, that includes: (i) the requirement that broker-dealers refrain from putting the financial or other interests of the broker-dealer ahead of the retail customer, (ii) a new disclosure document, the consumer or client relationship summary, or Form CRS, which would require both investment advisers and broker-dealers to provide disclosure highlighting details about their services and fee structures and (iii) proposed interpretative guidance that would establish a federal fiduciary standard for investment advisers. The public comment period on Regulation Best Interest ends in August 2018.

Proposed Regulation Best Interest is complex and may be subject to revision or withdrawal. Plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding the impact that proposed Regulation Best Interest may have on purchasing and holding interests in our company.  Proposed Regulation Best Interest or any other legislation or regulations that may be introduced or become law in the future could have negative implications on our ability to raise capital from potential investors, including those investing through IRAs.
Volume Discounts
The following information supplements, and should be read in conjunction with, the "Plan of Distribution — Volume Discounts" section contained in Supplement No. 4, dated February 21, 2018, as amended by Supplement No. 6, dated March 9, 2018:
If an investor qualified for a particular volume discount as the result of multiple purchases of our Class A shares or Class T shares in our initial public offering of shares of our common stock, the investor will receive the benefit of volume discounts for subsequent purchases in this Offering. For this purpose, a Class T share investor in the initial public offering will be eligible to receive the benefit of volume discounts for subsequent purchases of Class T2 shares in this Offering, and a Class A share investor in the initial public offering will be eligible to receive the benefit of volume discounts for subsequent purchases of Class A shares in this Offering.